Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The information in this report contains forward-looking statements. The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our condensed consolidated financial statements included elsewhere in this report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. See “Special Note Regarding Forward-Looking Statements” for a discussion of the uncertainties, risks, and assumptions associated with these statements. Actual results and the timing of events could differ materially from those discussed in our forward-looking statements as a result of many factors, including those set forth elsewhere in this report.

Overview

Pitanium Limited (the “Company”) is a holding company incorporated in British Virgin Islands. Its operating subsidiary, Here We Seoul Limited, is a retailer in Hong Kong (the “Operating Subsidiary”) focusing on the sale of its proprietary brand products, namely PITANIUM and BIG PI online. It also generates revenue from the offline sale at six retail stores situated in Hong Kong’s premier shopping destinations. This positioning not only enhances the brand’s visibility but also aligns it with the discerning tastes of its target demographic.

The brand “PITANIUM” was launched in 2019 and began by offering high-end skincare and haircare solutions to spas in Hong Kong. These brand products were later offered for sale to retail customers in our online shop, which allows customers to enjoy the use of professional skincare and haircare products in the comfort of their homes, thereby promoting their health and well-being. The brand “BIG PI” was launched in 2023 and offers whole sets of products to its retail customers using different product formulas.

Our Operating Subsidiary emphasizes product design and development with an in-house product development team working closely with its original equipment manufacturing (“OEM”) and original design manufacturing (“ODM”) suppliers. It takes a proactive approach to expanding its product portfolio to stay ahead of market trends and showcase its ability to cater to the evolving needs of its customers.

Key Factors Affecting Our Results of Operations

We believe the following key factors may affect the financial condition and results of operations of our Operating Subsidiary:

●	Growth of the online retail sales of beauty and personal care products market in Hong Kong: Our Operating Subsidiary’s financial performance is closely tied to the overall health and consumer demand within Hong Kong’s online beauty and personal care market. Fluctuations in economic conditions, shifts in consumer spending power, and market sentiment can significantly impact our sales. Although broader industry trends provide context, our results may deviate based on brand positioning and customer loyalty. Continued investment in digital platforms and customer engagement is essential to sustaining growth amid a competitive and evolving landscape.

●	Coverage of our sales channel: Our multi-channel approach, particularly the strategic use of physical retail stores in high-traffic areas, remains a key driver of customer acquisition and brand visibility. The retail channel complements our online presence by meeting the preferences of consumers who favor in-person experiences. Effective management of store operations and site selection is crucial to maintaining sales efficiency and profitability. Failure to expand or optimize our retail footprint may limit our ability to reach new customers or deepen our market penetration.

●	Market recognition of our brand “PITANIUM” and “BIG PI”: Brand strength directly influences customer trust, purchase intent, and repeat business. Our marketing efforts across social media, digital advertising, and offline channels are designed to reinforce the value and credibility of our offerings. We also leverage the personal branding of our founders to connect with consumers and distinguish our products in a crowded market. A decline in marketing effectiveness or consumer engagement could adversely impact sales momentum and competitive positioning.

●	Prices of raw materials: Our cost of sales is sensitive to changes in raw material costs, transportation fees, and currency exchange rates, as many of our products are sourced internationally. Inflationary pressure or unfavorable exchange movements can erode profit margins if not properly managed. We employ a cost-plus pricing strategy and maintain high gross margins to buffer against such risks. Nonetheless, sustained cost increases could limit pricing flexibility or reduce competitiveness.

●	Product mix: The composition of our product offerings affects both revenue and margin performance, as different categories carry different cost structures and profit profiles. Our ability to curate a product mix aligned with evolving consumer trends is critical to maintaining financial performance. We regularly adjust inventory and marketing focus to respond to demand shifts, promotional cycles, and seasonal behavior. A failure to optimize product mix may lead to reduced efficiency, margin compression, or inventory risk.

Results of Operations

Six Months ended March 31, 2025 and 2024

The following table sets forth a summary of our consolidated statements of operations and comprehensive income for the six months ended March 31, 2024 and 2025, respectively. This information should be read together with our unaudited consolidated financial statements and related notes included elsewhere in this report. The results of operations in any period are not necessarily indicative of our future trends.

	For the Six Months Ended
	March 31, 2024	March 31, 2025	March 31, 2025	Change
	HK$	HK$	US$	Amount (HK$)%

Revenue	$35,873,602	$36,360,058	$4,665,553	$486,456	1.36%
Cost of revenue	(7,280,663)	(4,664,412)	(598,515)	(2,616,251)	(35.93)%
Gross profit	28,592,939	31,695,646	4,067,038	3,102,707	10.85%

Operating expenses
Selling and marketing expenses	(5,877,734)	(6,425,977)	(824,551)	548,243	9.33%
General and administrative expenses	(18,884,728)	(26,604,455)	(3,413,760)	7,719,727	40.88%
Total operating expenses	$(24,762,462)	$(33,030,432)	$(4,238,311)	$8,267,970	33.39%

Income / (loss) from operation	3,830,477	(1,334,786)	(171,273)	(5,165,263	(134.85)%

Other income / (expenses):
Interest income	$90,905	$22,993	$2,950	$(67,912)	(74.71)%
Other income	114,672	700,000	89,821	585,328	510.44%
Interest expenses	(439,436)	(234,934)	(30,146)	(204,502)	(46.54)%
Total other income / (expenses), net	$(233,859)	$488,059	$62,625	$721,918	308.70%

Income / (loss) before provision for income taxes	3,596,618	$(846,727)	$(108,648)	$(4,443,345)	(123.54)%
Income tax (expenses) / credit	(494,284)	143,495	18,413	637,779	129.03%
Net income / (loss)	$3,102,334	$(703,232)	$(90,235)	$(3,805,566)	(122.67)%

Revenue

For the six months ended March 31, 2024 and 2025, our revenue was primarily generated from four product categories: (i) skincare products, which mainly include facial-care items such as serums, cleansers, face masks, and toners; (ii) haircare products, which include shampoos, conditioners, hair treatments, and hair masks; (iii) cosmetic products, mainly comprising primers, compact powders, eyeliners, mascaras, and lipsticks; and (iv) other products, including body-care items such as deodorants, makeup removers, and cuticle oils, as well as health supplements, laundry detergents, and dishwashing liquids.

Revenue for the six months ended March 31, 2025, was HK$36,360,058 (approximately US$4,665,553), representing an increase of HK$486,456 (approximately US$62,420), or 1.36%, from HK$35,873,602 in the same period of 2024. The growth was primarily driven by increased marketing efforts, including the production of new videos for various marketing channels, which enhanced our brand awareness and contributed to greater market acceptance and recognition of our products.

The summary of our total revenues by product categories for the six-month periods ended March 31, 2024 and 2025 is as follows:

	Mar 31, 2024	Mar 31, 2025	Mar 31, 2025
	HK$	HK$	US$
Skincare	16,530,957	19,086,428	2,449,081
Haircare	10,831,345	8,543,365	1,096,245
Cosmetics	5,413,372	4,966,139	637,232
Others	3,097,928	3,764,126	482,995
Total	35,873,602	36,360,058	4,665,553

Cost of Revenue

Cost of revenue for the six months ended March 31, 2025, was HK$4,664,412 (approximately US$598,515), representing a decrease of HK$2,616,251 (approximately US$335,705), or 35.93%, from HK$7,280,663 in the same period of 2024. The decrease was primarily attributable to our ability to source products at more favorable prices from suppliers.

Gross Profit and Gross Margin

Gross profit for the six months ended March 31, 2025 was HK$31,695,646 (approximately US$4,067,038), representing an increase of HK$3,102,707 (approximately US$398,125), or 10.9%, compared to HK$28,592,939 for the same period in 2024. Gross profit margin for the six months ended March 31, 2025 also rose to 87.17% from 79.70% in the same period of 2024, primarily reflecting the Company’s improved ability to source products at more favorable prices from suppliers.

Selling and Marketing Expenses

Selling and marketing expenses for the six months ended March 31, 2025 were HK$6,425,977 (approximately US$824,551), representing an increase of HK$548,243 (approximately US$70,348), or 9.33%, from HK$5,877,734 in the same period of 2024. The increase was primarily due to higher spending on new advertising channels and the expansion of campaign reach.

General and Administrative Expenses

General and administrative expenses for the six months ended March 31, 2025 amounted to HK$26,604,455 (approximately US$3,413,760), representing an increase of HK$7,719,727, or 40.88%, from HK$18,884,728 in the same period of 2024. The increase was primarily attributable to higher professional service fees, expansion of personnel, and investments in cost optimization initiatives.

Other Income

Other income for the six months ended March 31, 2025 increased to HK$700,000 (approximately US$89,821), representing an increase of HK$585,328 (approximately US$75,107), or 510.44%, from HK$114,672 in the same period of 2024, mainly due to a gain on the disposal of a motor vehicle.

Income Tax (Credit) Expenses

The Company recorded an income tax credit of HK$143,495 (approximately US$18,413) for the six months ended March 31, 2025, compared to income tax expenses of HK$494,284 for the same period in 2024. The shift was primarily due to a loss before provision for income taxes and the recognition of deferred tax assets as a result of the tax losses for the six months ended March 31, 2025.

Net Income

As a result of the foregoing, our Company recorded a net loss of HK$703,232 (approximately US$90,235) for the six months ended March 31, 2025, compared to a net income of HK$3,102,334 for the same period in 2024.

Liquidity and Capital Resources

We financed our operations primarily through cash flows from operations and bank borrowings. The Company maintains cash with various financial institutions, primarily located in Hong Kong. As of September 30, 2024 and March 31, 2025, our cash balances were HK$16,964,489 and HK$11,523,694 (approximately US$1,481,218), respectively. Our outstanding bank borrowings amounted to HK$12,267,161 as of September 30, 2024, and HK$10,596,755 (approximately US$1,362,073) as of March 31, 2025. These bank loans bore interest at rates ranging from 3.625% to 5.000%.

As of September 30, 2024, our current assets and current liabilities were approximately HK$25,731,079 and HK$22,267,763, respectively. As of March 31, 2025, current assets increased to approximately HK$26,734,305 (approximately US$3,390,068), while current liabilities decreased to approximately HK$21,009,387 (approximately US$2,700,479).

Bank Borrowings

Components of bank borrowings are as follows as of September 30, 2024 and March 31, 2025:

	Interest rate	Sep 30, 2024	Mar 31, 2025	Mar 31, 2025
		HK$	HK$	US$
Bank of China (Hong Kong) – Loan 1(1)	3.625%	9,000,000	8,707,159	1,119,190
Bank of China (Hong Kong) – Loan 2(2)	5.000%	3,267,161	1,889,596	242,883
Total		12,267,161	10,596,755	1,362,073

(1)	On November 29, 2023, our Operating Subsidiary borrowed HK$9,000,000 (approximately US$1,158,328) as working capital for 120 months at an annual interest rate of 3.625% under the loan agreement with Bank of China (Hong Kong). The loan was secured by personal guarantees from the directors of Here We Seoul Limited and under the SME Financing Guarantee Scheme guaranteed by The HKMC Insurance Limited. The outstanding balance of the bank loan is classified as current liability as the bank has sole discretion to request a full redemption at any time.

(2)	On November 29, 2022, our Operating Subsidiary borrowed HK$8,000,000 (approximately US$1,029,625) as working capital for 36 months at an annual interest rate of 5% under the loan agreement with Bank of China (Hong Kong). The loan was secured by personal guarantees from the directors of Here We Seoul Limited and under the SME Financing Guarantee Scheme guaranteed by The HKMC Insurance Limited. The outstanding balance of the bank loan is classified as current liability as the bank has sole discretion to request a full redemption at any time.

Interest expenses pertaining to the above bank borrowings for the six-month periods ended March 31, 2024 and March 31, 2025 amounted to HK$234,290 (approximately US$29,934) and HK$205,217 (approximately US$26,332), respectively.

As of the date of this report, a total of HK$6,403,245 (approximately US$823,052) of the bank borrowings as of March 31, 2025 has been repaid.

Cash Flows

The following table summarizes our cash flows for the periods indicated:

	For the six-month periods ended
	Mar 31, 2024	Mar 31, 2025	Mar 31, 2025
	HK$	HK$	US$
Net cash generated from / (used in) operating activities	5,512,481	(3,887,538)	(498,832)
Net cash used in investing activities	(311,558)	(1,128,200)	(144,765)
Net cash generated from / (used in) financing activities	1,228,276	(425,057)	(54,542)
Effect of exchange rate changes on cash held in foreign currencies	-	-	(4,026)
Net change in cash	7,052,315	(5,440,795)	(698,139)
Cash at the beginning of the period	18,974,339	16,964,489	2,183,383
Cash at the end of the period	26,026,654	11,523,694	1,481,218

For the six months ended March 31, 2025, we recorded a net cash outflow of HK$5,440,795 (approximately US$698,139), compared to a net inflow of approximately HK$7,052,315 for the same period in 2024. The decrease in cash flow was primarily attributable to the absence of bank loan proceeds in the current period. In the prior period, the Group received a bank loan of HK$9 million, which significantly contributed to cash inflows. In the current period, the Group invested approximately HK$1.8 million in the acquisition of fixed assets to support ongoing business operations. Additionally, operating expenses increased due to higher spending on advertising and promotional activities aimed at enhancing brand visibility, along with elevated professional service fees and personnel costs. These increases reflect the Group’s continued investment in operational efficiency and infrastructure. As a result, cash and cash equivalents decreased from HK$16,964,489 (US$2,183,383) as of the beginning of the period to HK$11,523,694 (US$1,481,218) as of March 31, 2025.

Operating Activities

For the six months ended March 31, 2024, net cash generated from operating activities amounted to HK$5,512,481, primarily driven by net income of approximately HK$3.1 million and a decrease in deposits and prepayments, which contributed positively to cash flow

For the six months ended March 31, 2025, net cash used in operating activities was HK$3,887,538 (approximately US$498,832), primarily due to an increase in inventory of approximately HK$1 million and the recognition of deferred IPO costs of around HK$3.7 million, partially offset by other operating inflows.

Investing Activities

For the six months ended March 31, 2024, net cash generated from investing activities was HK$311,558, primarily attributable to proceeds of approximately HK$0.6 million from the disposal of motor vehicles, partially offset by the purchase of fixed assets amounting to around HK$0.3 million.

For the six months ended March 31, 2025, net cash used in investing activities was HK$1,128,200 (approximately US$144,765), primarily due to the purchase of fixed assets totaling approximately HK$1.8 million, partially offset by proceeds of around HK$0.7 million from the disposal of a motor vehicle.

Financing Activities

For the six months ended March 31, 2024, net cash generated from financing activities was HK$1,228,276, largely due to proceeds from bank borrowings and lease financing, offset by dividend payments and other repayments.

For the six months ended March 31, 2025, net cash used in financing activities was HK$425,057 (approximately US$54,542), mainly due to repayments of bank borrowings and lease obligations, partially offset by proceeds from new finance leases and a small issuance of new shares.

Effect of Exchange Rate Changes

A minor negative impact of approximately US$4,026 resulted from foreign exchange rate fluctuations on cash balances.

As a result, the Company’s ending cash balance declined to approximately US$1.48 million as of March 31, 2025, compared to approximately US$2.18 million at the beginning of the period.

Trend Information

We are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net revenues, net income, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is performed on the Company’s year-end financial statements, which could result in significant differences from this unaudited financial information.

Controls and Procedures

There has been no change in our internal control over financial reporting during the period covered by this report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

●	Gross profit margin increased by 7.47% from 79.70% to 87.17% for the six months ended March 31, 2025, compared to the same period in 2024. The improvement was mainly driven by the Company’s ability to source products at more favorable prices from suppliers.

●	Selling and marketing expenses increased by 9.33%, primarily due to the engagement of new advertising agencies, the launch of new promotional programs, and expanded efforts to reach new customers.

●	General and administrative expenses increased by 40.88%, primarily driven by higher professional service fees and personnel expansion, reflecting ongoing investments in operational efficiency and infrastructure.

●	Net loss for the six-month period ended March 31, 2025 was HK$703,232 (approximately US$90,235), compared to a net income of HK$3,102,334 for the same period in 2024. The loss was primarily driven by increased general and administrative expenses. These increases reflected higher professional service fees and personnel expansion costs, and were partially offset by growth in gross profit and other income.